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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Golden Eagle International, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   380961 10 2
                                   -----------
                                 (CUSIP Number)

                                Robert S. Scraper
           Frost National Bank, P.O. Box 1315, Houston, TX 77251-1315
  ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 10, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 2 of 10
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Betty Jane Seydler Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO  ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF         |  7  |     SOLE VOTING POWER
SHARES                        10,000,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          |  8  |     SHARED VOTING POWER
EACH                          -0-
REPORTING         --------------------------------------------------------------
PERSON            |  9  |     SOLE DISPOSITIVE POWER
WITH                          10,000,000
                  --------------------------------------------------------------
                  | 10  |     SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     12,510,000 directly and indirectly owned
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 3 of 10
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Betty Jane Seydler
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO  ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF         |  7  |     SOLE VOTING POWER
SHARES                        2,510,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          |  8  |     SHARED VOTING POWER
EACH                          10,000,000
REPORTING         --------------------------------------------------------------
PERSON            |  9  |     SOLE DISPOSITIVE POWER
WITH                          2,510,000
                  --------------------------------------------------------------
                  | 10  |     SHARED DISPOSITIVE POWER
                              10,000,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     12,510,000 indirectly owned
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 4 of 10
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Herbert M. Seydler, Jr. Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF         |  7  |  SOLE VOTING POWER
SHARES                     11,250,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          |  8  |  SHARED VOTING POWER
EACH                        -0-
REPORTING         --------------------------------------------------------------
PERSON            |  9  |  SOLE DISPOSITIVE POWER
WITH                       11,250,000
                  --------------------------------------------------------------
                  | 10  |  SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      12,861,600 directly and indirectly owned
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 5 of 10
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Herbert M. Seydler, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO  ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF         |  7  |  SOLE VOTING POWER
SHARES                     1,600
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          |  8  |  SHARED VOTING POWER
EACH                       12,860,000
REPORTING         --------------------------------------------------------------
PERSON            |  9  |  SOLE DISPOSITIVE POWER
WITH                       1,600
                  --------------------------------------------------------------
                  | 10  |  SHARED DISPOSITIVE POWER
                           12,860,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     12,861,600 directly and indirectly owned
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 6 of 10
------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ravia Seydler
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO  ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
- ------------------------------------------------------------------------------
NUMBER OF         |  7  |     SOLE VOTING POWER
SHARES                        360,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          |  8  |     SHARED VOTING POWER
EACH                          1,250,000
REPORTING         --------------------------------------------------------------
PERSON            |  9  |     SOLE DISPOSITIVE POWER
WITH                          360,000
                  --------------------------------------------------------------
                  | 10  |     SHARED DISPOSITIVE POWER
                               1,250,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     12,861,600 directly and indirectly owned
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 7 of 10
------------------------------------------------------------------------------

Item 1.  Security And Issuer

     This Statement relates to the Common Stock, $0.0001 par value per share (the "Shares") of Golden Eagle International, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 4949
S. Syracuse Street, Suite 300, Denver, CO 80237.

Item 2.  Identity and Background

     The Schedule 13D is being filed by the following people and includes their direct and indirect holdings of Golden Eagle International, Inc.:

         A.       Betty Jane Seydler Trust
                  c/o Robert S. Scraper
                  Frost National Bank
                  P.O. Box 1315
                  Houston, TX 77251-1315

         B.       Betty Jane Seydler
                  c/o Robert S. Scraper
                  Frost National Bank
                  P.O. Box 1315
                  Houston, TX 77251-1315

               Ms. B. Seydler is the sole beneficiary of the Betty Jane Seydler Trust (the "B. Seydler Trust") and can be deemed to own beneficially all securities owned by the Betty Jane Seydler Trust. H. Seydler and
          B. Seydler are co-trustees of the B. Seydler Trust.

         C.       Herbert M. Seydler, Jr. Trust
                  c/o Robert S. Scraper
                  Frost National Bank
                  P.O. Box 1315
                  Houston, TX 77251-1315

         D.       Herbert M. Seydler, Jr.
                  c/o Robert S. Scraper
                  Frost National Bank
                  P.O. Box 1315
                  Houston, TX 77251-1315

               Herbert M. Seydler, Jr. is the sole beneficiary of the Herbert M. Seydler, Jr. Trust and can be deemed to own beneficially all securities owned by the Herbert M. Seydler, Jr. Trust. H. Seydler and
          B. Seydler are co-trustees of the H. Seydler Trust.

         E.       Ravia Seydler
                  c/o Robert S. Scraper
                  Frost National Bank
                  P.O. Box 1315
                  Houston, TX 77251-1315

               Herbert and Ravia Seydler are husband and wife. R. Seydler is not a trustee of either the H. Seydler Trust or the B. Seydler Trust.

SCHEDULE 13D
CUSIP No.  380961 10 2                                             Page 8 of 10
--------------------------------------------------------------------------------

     The reporting persons have not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting persons have not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The citizenship of the reporting persons is the USA.

Item 3.  Source and Amount of Funds or Other Consideration

     Herbert M. Seydler, Jr. owned 1,600 shares prior to the completion of the transactions described in Item 4, below.

     Ravia Seydler owned 360,000 shares prior to the completion of the transactions described in Item 4, below.

     Betty Jane Seydler owned 10,000 shares prior to the completion of the transactions described in Item 4, below.

     The source and amount of funds and other consideration for the shares issued as described in Item 4 are also described in Item 4.

Item 4.  Purpose of Transaction

     Herbert M. and Ravia Seydler (the "H. Seydlers") are Mary Erickson's parents; Betty Jane Seydler ("B. Seydler") is Ms. Erickson's aunt. Neither the
H. Seydlers nor B. Seydler control, are controlled by, or are under common control with Ms. Erickson. They each maintain separate households from Ms. Erickson and her family. Until the H. Seydlers and B. Seydler became significant shareholders of Registrant as a result of the April 1997 transaction described hereafter, neither was an affiliate of Registrant.

     During 1996, B. Seydler had advanced $450,000 of personal funds to Registrant on an unsecured basis. As of January 1, 1997 Golden Eagle also owed approximately $314,000 to the H. Seydlers. In April 1997, Registrant agreed to issue 2,500,000 shares of its restricted common stock to H. Seydler and a trust established for the benefit of H. Seydler (the "H. Seydler Trust") and 2,500,000 shares to B. Seydler in payment of accrued interest of $25,000 and for their renewal and extension of these loans for three years. The shares issuable to B. Seydler were erroneously issued in the name of the B. Seydler Trust.

     Also in April 1997, the H. Seydler Trust and the B. Seydler Trust each guaranteed the repayment of a $1,000,000 loan from Frost Bank of Houston, Texas, made to the Company. The Company issued 10,000,000 shares of its restricted common stock to each of the H. Seydler Trust and the B. Seydler Trust in consideration of this guarantee of the obligation to Frost Bank.

SCHEDULE 13D
CUSIP No.  380961 10 2                                              Page 9 of 10
--------------------------------------------------------------------------------

     In the opinion of the Company's management as expressed in the Company's Form 10- KSB for the year ended December 31, 1997, Frost Bank would not have made the loan to the Company without guarantees from each of the two trusts. Furthermore, Company was unable to repay the loans due to H. Seydler or his trust, or B. Seydler, at the time they agreed to extend the obligations. Consequently (and as expressed in the Form 10-KSB for the year ended December 31, 1997), the Board of Directors believes that its agreement with H. Seydler,
B. Seydler and their trusts was in the best interests of the Company and its shareholders, and were more favorable than the terms that could have been obtained from unrelated parties, if any terms for similar transactions could have been obtained. Based on its discussion with Frost Bank, among others, the Board of Directors doubts that any other party would have assisted the Registrant as did H. Seydler , B. Seydler, and their respective trusts. As a result of these transactions, however, H. Seydler, B. Seydler, and their trusts have become affiliates of the Registrant because of their stock ownership.


Item 5.  Interest in the Securities of the Issuer

     The reporting persons own the common stock described in Item 3 and 4 above, for a total beneficial ownership of 25,371,600 shares as follows:

                                  H. Seydler                R. Seydler                 B. Seydler
           direct                      1,600                   360,000                 2,510,000*
            joint                  1,250,000            see H. Seydler                          0
        ownership
      indirect by                 11,250,000            see H. Seydler                 10,000,000
        own trust
        indirect,                    360,000                     1,600                          0
        by spouse
         disclaim       all interest held by      all interest held by       all interest held by
                                  B. Seydler                B. Seydler           H. Seydler or R.
                                                                                          Seydler

*    2,500,000  shares  are  erroneously  held of  record  in the name of the B.
     Seydler   Trust   because  of  a  mistake  made  in  issuing  the  original
     certificate.

     Herbert M. Seydler, Ravia Seydler and the Herbert M. Seydler, Jr. Trust disclaim any interest in shares of the Betty Jane Seydler Trust, beneficially owned by Betty Jane Seydler pursuant to Rule 13d-4.

SCHEDULE 13D
CUSIP No.  380961 10 2                                             Page 10 of 10
--------------------------------------------------------------------------------


     Betty Jane Seydler and the Betty Jane Seydler Trust disclaim any interest in shares of the Herbert M. Seydler, Jr. Trust, beneficially owned by Herbert M. Seydler, Jr. pursuant to Rule 13d-4.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.  Material to be Filed as Exhibits

                  None.
Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Herbert M. Seydler, Jr. Trust

Dated:   January 7, 1999           By: /s/  Herbert M. Seydler, Jr.
                                       -----------------------------------------
                                       Herbert M. Seydler, Jr., Trustee


Dated:   January 7, 1999           By: /s/  Herbert M. Seydler, Jr.
                                       -----------------------------------------
                                       Herbert M. Seydler, Jr.


Dated:   January 7, 1999           By: /s/  Ravia Seydler
                                       -----------------------------------------
                                       Ravia Seydler


                                              Betty Jane Seydler Trust

Dated:   January 7, 1999           By: /s/  Betty Jane Seydler
                                       -----------------------------------------
                                       Betty Jane Seydler, Trustee


Dated:   January 7, 1999           By: /s/  Betty Jane Seydler
                                       -----------------------------------------
                                       Betty Jane Seydler


ATTENTION:     Intentional misstatements or omissions of fact constitute federal criminal  violations.  (See 18USC1001)